UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

RULE 13d-2(a)

(Amendment No. 2)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

501067102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 1300

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 501067102	Page 2 of 5 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification Nos. of above person (entities only) Robert M. Thornton, Jr.

2.	Check the Appropriate Box if a Member of a Group* N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 398,724 8. Shared Voting Power 0 9. Sole Dispositive Power 398,724 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,724

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Schedule 13D of Robert M. Thornton, Jr.

Respecting the Securities of SunLink Health Systems, Inc.

Item 1. Security and Issuer.

This filing relates to the acquisition of shares of the no par value common stock (the “Common Stock”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. This filing amends a Schedule 13D filed April 5, 2001 as amended by Amendment No. 1 filed January 4, 2002.

Item 2. Identity and Background.

This Amendment No. 2 to Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. Mr. Thornton is the Chairman, President and Chief Executive Officer of the Issuer.

Mr. Thornton has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of the Issuer’s Common Stock held by Mr. Thornton were purchased with Mr. Thornton’s personal funds. All of the Issuer’s Common Stock held by Mr. Thornton was purchased through open market purchases except for 4,400 shares purchased in a private transaction on October 29, 2002, and 20,000 shares received upon exercise of Issuer stock options on May 12, 2003. Mr. Thornton also holds warrants to purchase 37,540 shares of the Issuer’s Common Stock that are presently exercisable at an exercise price per share of $8.625. Additionally, Mr. Thornton holds (i) presently exercisable options to purchase 120,000 shares of the Issuer’s Common Stock at an exercise price per share of $1.50; and (ii) presently exercisable options to purchase 16,000 shares of the Issuer’s Common Stock at an exercise price per share of $1.25.

Item 4. Purpose of Transaction.

Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has increased by greater than one percent due to the purchase of 4,400 shares in a private transaction on October 9, 2002, the acquisition of 20,000 shares upon exercise of Issuer stock options on May 12, 2003, and due to compensatory stock options held by Mr. Thornton which have become exerciseable or are exercisable within sixty days.

Except for plans of the Issuer, if any, to which Mr. Thornton may be privy by reason of his status as an officer and director of the Issuer, Mr. Thornton personally has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

(a) Mr. Thornton beneficially owns 398,724 shares of the Issuer’s Common Stock (which includes presently exercisable warrants and options to purchase 173,540 shares of the Issuer’s Common Stock). Of those 398,724 shares, 160,584 shares are held by CareVest Capital, L.L.C. (“CareVest”) which Mr. Thornton controls through his ninety percent (90%) ownership of CareVest. Mr. Thornton beneficially owns approximately 8.0% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b) Mr. Thornton possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him.

(c) Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has increased by greater than one percent since Amendment No. 1 to his Schedule 13D due to the purchase of 4,400 shares in a private transaction on October 9, 2002, the acquisition of 20,000 shares upon exercise of Issuer stock options on May 12, 2003 at an exercise price of $1.6875, and due to 40,000 compensatory stock options held by Mr. Thornton and exercisable at an exercise price of $1.50 per share which have become exercisable or will become exercisable within sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for his employment contract, and employee and other stock options referred to in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003	By:	/s/ Robert M. Thornton, Jr.
Robert M. Thornton, Jr.